Filed by Gaz de France
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                                           Subject Company: Suez
                                                   Commission File No. 001-15232
                                                         Date: February 27, 2006


On February 27, 2006, Gaz de France and Suez issued the following joint press release.

In connection with the proposed business combination, the required information document will be filed with the AUTORITE DES MARCHES FINANCIERS ("AMF") and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission ("SEC") a registration statement on Form F-4, which will include a prospectus. INVESTORS ARE STRONGLY ADVISED TO READ THE INFORMATION DOCUMENT FILED WITH THE AMF, THE REGISTRATION STATEMENT AND THE PROSPECTUS, IF AND WHEN AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND/OR THE AMF, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at WWW.SEC.GOV and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF's website at
WWW.AMF-FRANCE.ORG  or  directly  from  Gaz  de  France  on  its  web  site  at:
WWW.GAZDEFRANCE.COM or directly from Suez on its website at: WWW.SUEZ.COM, as the case may be.




                                     * * * *

[GAZ DE FRANCE LOGO]                                                 [SUEZ LOGO]




JOINT PRESS RELEASE

                PROPOSED MERGER BETWEEN GAZ DE FRANCE AND SUEZ

      EMERGENCE OF A EUROPEAN LEADER IN ENERGY AND ENVIRONMENTAL SERVICES


     o    Revenues of (euro)64bn in energy and environmental services

     o    An exceptional dividend of (euro)1 per Suez share, i.e. (euro)1.25bn

     o    Merger on a one share for one share basis

     o    (euro)500m of synergies per year


PARIS, 27 FEBRUARY, 2006 - The Board of Directors of Suez, which met on 25 February 2006, and the Board of Directors of Gaz de France, which met on 26 February 2006, have approved a proposed friendly merger between the two groups.

The proposed merger builds on existing cooperation and is the result of talks between the two companies, which began a few months ago.

The merger  will be  preceded  by the  payment  of an  exceptional  dividend  of
(euro)1.25 billion by Suez to its shareholders, equivalent to (euro)1 per Suez share.

The exchange ratio in the merger after the proposed dividend will be one share for one share. This exchange ratio represents a premium for Gaz De France shareholders of 3.9% on the basis of the average stock price over the last three months, as of 24 February 2006.

Terms of governance of the new entity, currently being finalised, will be communicated to the market as soon as they are completed.

A EUROPEAN CHAMPION, WORLD PLAYER IN ENERGY AND ENVIRONMENT

The new group, with revenues of (euro)64 billion, will become one of Europe's leading players in energy and environmental services.

This transaction fully meets the strategic ambitions of the two groups, thus facilitating their accelerated implementation. The new group will benefit from an unrivalled position in terms of complementarity of skills, employee talent and quality of assets. The new group, with a strong Franco-Belgian identity, will be positioned as one of the global leaders in the energy and environment sectors. The energy asset portfolio, primarily located in France and Belgium, will allow it to benefit fully from the gas-electricity convergence (gas supply for electricity generation, dual energy offer of gas and electricity to customers) and to gear up to serve the fully liberalized energy market on 1st July 2007 successfully.

The merger between the two companies will create a European leader in gas and liquefied natural gas (LNG) with a secure, diversified and flexible supply portfolio. In an increasingly energy-dependent Europe, the critical size of the new group will make it a natural partner of large producing countries and will favour the emergence of major energy projects. The new group will continue to implement a dynamic development policy in its exploration and production activities. The combination of the industrial and commercial know-how of the two groups in the areas of energy and the environment will permit the new entity to compete on equal terms with the main players in a fully liberalised market, for the benefit of end-users.

With strong positions in its domestic markets, France and the Benelux, the new group will have the necessary financial and human resources to accelerate its international development.

The new group will become the fifth-largest producer of electricity, the operator of the largest European gas transport and distribution network benefiting from significant storage capabilities, and the leading energy services provider in Europe, as well as a world leader in water and environmental services.

AN ATTRACTIVE PROJECT FOR ALL SHAREHOLDERS

The new group, with an increased weight in the stock market indices, will become a key stock market player in the utilities sector.

The proposed merger is expected to generate significant synergies in the short and medium term.

     In the short term, it is expected that the group will be capable of generating (euro)500 million in operational synergies per year before tax. A significant portion of these synergies is expected to be generated from optimized supply strategies (portfolio optimisation, reduced procurement costs, increased LNG trading). The remainder will come from dual-energy offers, primarily in France, from the optimisation of energy services and from savings on non-energy related purchasing. These synergies are expected to be realized in equal instalments over three years.

In the longer term, additional synergies are expected to result from the optimisation of the group's investment programme and the development of revenue synergies. The carry forward of existing tax losses will permit further substantial savings.


A FAVOURABLE TRANSACTION FOR THE STAKEHOLDERS OF BOTH GROUPS AND JOB CREATION

This balanced transaction between the two groups will not generate any job losses. It will provide the group with sufficient resources and scale for the ambitious development which generates new jobs.

The public service mission of Gaz de France will be continued and maintained. The status of the employees of Gaz de France and Suez will not be affected by this transaction.

This project has the support of the French and Belgian governments, which are important partners for both groups in the energy and environment sectors. The commitments made by Suez to the Belgian government at the time of the acquisition of Electrabel will be fully respected, in particular the development plan for the LNG terminal at Zeebrugge.

After confirmation of the exchange ratio by the COMMISSAIRES AUX APPORTS, this merger will be submitted for approval by the Extraordinary Shareholders' Meetings of both companies, after having received the specific approval of the COMMISSION DES PARTICIPATIONS ET TRANSFERTS and the applicable competition authorities.

This proposed merger will be presented beforehand to the representative bodies of the employees.

As announced by the French Prime Minister, the Government will, in the shortest time frame possible, submit to Parliament a modification of the law of 9 August 2004, allowing a change in the minimum level of the government's ownership.

The transaction is scheduled to be completed in the second half of 2006.



SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of 40.7 billion in 2004, 89% of which were generated in Europe and in North America.


GAZ DE FRANCE is a major energy player in Europe. The leading European natural gas supplier, the Group has more than 45,000 employees, recorded net sales of
(euro)22.4 billion in 2005, and serves 13.7 million customers, including 11 million in France. Listed on the Paris Stock Exchange since July 2005, the Group joined the CAC 40 share index and the Dow Jones Stoxx 600 in September 2005.


PRESS CONTACTS:                       ANALYST CONTACTS:

SUEZ
  FRANCE            +33 1 4006 66 51   Arnaud Erbin         +33 (0)1 40 06 64 89
  BELGIUM           +32 2 370 34 05


GAZ DE FRANCE
 Press office       +33 1 47 54 24 35  Charles L. Ranunkel  +33 (0)1 47 54 79 04
 M:Communication    +44 789 906 6995




THIS RELEASE IS ALSO AVAILABLE ON THE INTERNET: HTTP://WWW.SUEZ.COM - HTTP://WWW.GAZDEFRANCE.COM

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the AUTORITE DES MARCHES FINANCIERS ("AMF") and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission ("SEC") a registration statement on Form F-4, which will include a prospectus. INVESTORS ARE STRONGLY ADVISED TO READ THE INFORMATION DOCUMENT FILED WITH THE AMF, THE REGISTRATION STATEMENT AND THE PROSPECTUS, IF AND WHEN AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND/OR THE AMF, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at WWW.SEC.GOV and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF's website at
WWW.AMF-FRANCE.ORG  or  directly  from  Gaz  de  France  on  its  web  site  at:
WWW.GAZDEFRANCE.COM or directly from Suez on its website at: WWW.SUEZ.COM, as the case may be.


FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the AUTORITE DES MARCHES FINANCIERS ("AMF") made by Gaz de France and Suez, including those listed under "Facteurs de Risques" in the DOCUMENT DE BASE filed by Gaz de France on April 1, 2005 (under no:
I.05-037) and in the DOCUMENT DE REFERENCE and its update filed by Suez on April 14, 2005 (under no: D.05-0429) and September 7 (under no: D.05-0429-A01), respectively, the NOTE D'OPERATION filed by Suez on September 7, 2005 under no 05-673, and the NOTE D'OPERATION filed by Suez on November 24, 2005 under no 05-810, as well as under "Risk Factors" in the Annual Report on Form 20-F for 2004 that Suez filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.